Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Your Best Days, Inc.
4288 Youngfield St.
Wheat Ridge, CO 80033
http://www.onusiv.com

Up to $1,235,000.00 in Class B Non-Voting Shares at $1.00
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Your Best Days, Inc.
Address: 4288 Youngfield St. , Wheat Ridge, CO 80033
State of Incorporation: CO
Date Incorporated: October 15, 2024

Terms:

Equity

Offering Minimum: $20,000.00 | 20,000 shares of Class B Non-Voting Shares
Offering Maximum: $1,235,000.00 | 1,235,000 shares of Class B Non-Voting Shares
Type of Security Offered: Class B Non-Voting Shares
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $300.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus

If you are a predesignated community member of Onus iV, you are eligible for additional bonus shares (25%)

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive a free IV therapy session at any Onus iV clinic.

Tier 2 Perk: Invest $5,000+ and receive a 6-month membership for IV therapy + 5% bonus shares.

Tier 3 Perk: Invest $10,000+ and receive a 1-year membership with personalized wellness sessions + 10% bonus shares.

Tier 4 Perk: Invest $20,000+ and receive all prior perks + a VIP experience, including access to exclusive wellness treatments + 15% bonus shares.

Tier 5 Perk: Invest $50,000+ and receive all prior perks + receive lifetime membership to Onus iV services + 20% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Your Best Days, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Stock at $1.00/ share, you will receive 110 shares of Class B Non-Voting Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, and the Loyalty Bonus, and the Audience Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Onus IV Hydration is a growing IV therapy and wellness franchise with a unique focus on fitness recovery and proactive health. Offering IV Hydration Vitamin Therapy under the guidance of an ER physician, Onus helps individuals recover faster and maintain their wellness. The company's approach combines medical-grade hydration treatments with a mission of personal responsibility and self-care, encouraging clients to make positive, healthy choices. In 2023, Onus launched its franchise platform, and with partnerships like Fransmart, the company aims to expand rapidly beyond Colorado. Currently operating six stores, Onus expects to grow to 100 franchises by the end of the year.

Corporate History

The issuer, Your Best Days, Inc., is a holding corporation that fully owns two subsidiary LLCs:

1. Onus IV Hydration LLC – This entity is the original company that founded and operates the Onus IV locations and businesses. Additionally, it owns all "Onus" intellectual property (IP).

2. Sherpa Wellness Ventures LLC – This entity was recently established to serve as the franchisor for the Onus IV franchise system. A license agreement is in place allowing Sherpa Wellness Ventures LLC to use the IP owned by Onus IV Hydration LLC for franchise operations.

The ownership structure of Your Best Days, Inc. initially mirrors the ownership of the two LLC subsidiaries, ensuring a seamless transition to the holding corporation. Future investments into Your Best Days, Inc. will allow funds to be allocated to either subsidiary, with returns consolidated under the holding corporation.

Competitors and Industry

Competitors

Onus IV competes with national IV therapy brands such as DRiP Bar, Hydrate iV Bar, and Prime IV. Onus differentiates itself by focusing on a broader mission of wellness and health, supported by a brand identity that emphasizes nature and relaxation. Its lounges, for example, are styled as comfortable mountain retreats, offering a distinct ambiance compared to the more clinical feel of many competitors.

Industry

The IV therapy market is expanding as more people seek convenient wellness solutions. This growing market targets individuals who prioritize proactive health choices, from fitness enthusiasts to those recovering from illness. As the demand for wellness services rises, Onus is positioned to capture a significant share through its innovative franchise model and partnerships, such as its recent collaboration with Fransmart. This industry, valued in the billions, also includes emerging sectors like Bioidentical Hormone Replacement Therapy (BHRT), which Onus is set to offer.

Current Stage and Roadmap

Current Stage

Onus IV is in the growth stage, operating six stores and actively expanding through franchising. The company has partnered with Fransmart, a franchise development firm, under a Consulting Agreement that provides Onus IV access to Fransmart's systems, manuals, and resources, which serve as examples to support its franchise operations. This partnership is governed by a formal agreement, ensuring clear terms for the relationship.

In addition to its IV hydration therapy offerings, Onus IV is set to introduce Bioidentical Hormone Replacement Therapy (BHRT) as part of its commitment to longevity and anti-aging health services.

Future Roadmap

Over the next few years, Onus IV plans to scale its franchise operations significantly, with the goal of opening many franchise locations nationally. The company will also diversify its product and service offerings by launching new flavors of its proprietary electrolyte product, SNOW, and expanding its BHRT services. With its partnership with Fransmart, Onus IV aims to execute its long-term growth strategy effectively, extending its reach beyond Colorado to other markets across the U.S.

The Team

Officers and Directors

Name: Kristy Anne Anderson

Kristy Anne Anderson's current primary role is with Takeda Pharmaceuticals. Kristy Anne Anderson currently services 20 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Director, and Co-Founder
  Dates of Service: December, 2014 - Present
  Responsibilities: Handles business strategy, and human resources and makes operational decisions. Kirsty does not currently receive a salary, however, is the principal security holder of the company. Please refer to the Risk Factors section of the Form C for more information.

Other business experience in the past three years:

- Employer: Takeda Pharmaceuticals
  Title: Oncology Territory Manager
  Dates of Service: April, 2024 - Present
  Responsibilities: I am an oncology pharmaceutical sales representative

Other business experience in the past three years:

- Employer: Brisol Myers Squibb
  Title: Community Product Specialist
  Dates of Service: October, 2018 - January, 2023
  Responsibilities: I was an oncology sales representative.

Name: Charles "Chaz" Alexander Faulhaber

Charles "Chaz" Alexander Faulhaber's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Marketing Officer, Principal Financial Officer & Director
  Dates of Service: December, 2014 - Present
  Responsibilities: As chief marketing officer, Chaz oversees messaging, branding, and all marketing-related duties. Annual Salary: $115,200 and Chaz is a principal security holder.

Other business experience in the past three years:

- Employer: Big Kitty Creative
  Title: Founder
  Dates of Service: April, 2021 - Present
  Responsibilities: Big Kitty is a side project for Chaz to keep his creativity fluid & alive. Chaz will occasionally design logos, shoot videos and use drone photography for friends & local businesses in need of help with their marketing efforts. It is not my main source of income and often works on trade.

Name: Benjamin Wilks MD

Benjamin Wilks MD's current primary role is with Sycamore Physicians . Benjamin Wilks MD currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director & Medical Director
  Dates of Service: September, 2014 - Present
  Responsibilities: Oversee all aspects of medical, safety, liability, ordering, treatment menus, and protocols. Salary: $41,349.24 and Benjamin is a principal security holder.

Other business experience in the past three years:

- Employer: Sycamore Physicians
  Title: MD
  Dates of Service: January, 2021 - Present
  Responsibilities: Emergency Physician at multiple ERs around the US

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and

determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective

product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates,

and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

CEO's Lack of Salary and Full-Time Commitment to the Company May Impact Operations
Our Chief Executive Officer, Kristy Anderson, is a co-founder and principal security holder of Onus IV but does not currently receive a salary for her role as CEO. Instead, she has chosen to allocate company resources toward business growth. Additionally, she does not work full-time for Onus IV, as she maintains a separate full-time job as an Oncology Territory Manager for Takeda Oncology, where she works 40 hours per week. She dedicates approximately 20-25 hours per

week to Onus IV. While this arrangement helps preserve company capital, it also presents certain risks. Because the CEO splits her time between Onus IV and her full-time position at Takeda Oncology, her ability to fully dedicate efforts to the company is limited. Additionally, there is no guarantee that she will continue to forego a salary indefinitely. In the future, the company may need to provide compensation to retain its leadership, which could impact financial resources. If Kristy Anderson's time commitment to the company decreases due to her other professional obligations, or if she later requires compensation that the company is unable to provide, it could negatively affect the company's operations, strategic direction, and investor value. Investors should carefully consider these factors when evaluating this investment opportunity.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kristy Anderson	2,072,000	Class A Shares	25.9%
Charles "Chaz" Alexander Faulhaber	2,072,000	Class A Shares	25.9%
Benjamin Wilks, M.D.	2,116,000	Class A Shares	26.45%

The Company's Securities

The Company has authorized Class A Shares, and Class B Non-Voting Shares. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Class B Non-Voting Shares.

Class A Shares

The amount of security authorized is 8,000,000 with a total of 8,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Shares.

Class B Non-Voting Shares

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Shares.

Material Rights

There are no material rights associated with Class B Non-Voting Shares.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Shares of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 8,000,000
  Use of proceeds: Founders Stock
  Date: October 15, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $2,730,702 compared to $2,840,002 in fiscal year 2023. This slight increase reflects our steady growth in our services and product offerings, but the increase was marginal due to economic factors and shifts in market demand over the two years.

Cost of Sales

Cost of Sales for fiscal year 2022 was $719,573 compared to $624,722 in fiscal year 2023. This decrease was primarily due to improved operational efficiencies and supply chain management, which allowed for better cost control during 2023.

Gross Margins

Gross margins for fiscal year 2022 were $2,011,129 compared to $2,215,280 in fiscal year 2023. The increase in gross margins is the result of better management of costs of goods sold and increased revenue, even though operating expenses rose in other areas.

Expenses

Expenses for fiscal year 2022 were $1,929,226 compared to $2,588,132 in fiscal year 2023. This increase in expenses is attributed to our higher operating costs, including investments in new store locations, staff hiring, and product development, which impacted the company's overall profitability for the year.

Historical results and cash flows:

We are currently in the growth stage and are a revenue-generating company. We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows expected for the future because of our focus on expansion and new service offerings. Past cash was primarily generated through sales of IV therapy services and franchise fees. Our goal is to drive increased cash flow by expanding our franchise model and introducing new health and wellness products. We believe that the company's historical cash flows do not fully represent the future potential, as ongoing expansions and market penetration strategies are expected to lead to higher revenues and profitability in the coming years.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 2025, the Company has capital resources available in the form of $39,765.42 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support our expansion of franchise locations and the launch of new wellness services such as BHRT (Bioidentical Hormone Replacement Therapy), which are essential to scaling our business and increasing market share.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, approximately 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 months. This is based on a current monthly burn rate of $80,000 for expenses related to salaries, franchise development, and R&D for new wellness services.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a projected monthly burn rate of $80,000 for expenses related to salaries, inventory, franchise support, and further R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital, including further franchise investments, a planned Series A raise in late 2025, and potential partnerships with wellness product manufacturers to diversify revenue streams.

Indebtedness

- Creditor: Rhonda Zimmerman
  Amount Owed: $285,000.00
  Interest Rate: 4.3%

- Creditor: SBA Loan
  Amount Owed: $150,000.00
  Interest Rate: 3.75%
  Maturity Date: July 15, 2050

- Creditor: Toyota Rav4
  Amount Owed: $29,000.00
  Interest Rate: 0.0%
  Maturity Date: December 13, 2027

Related Party Transactions

- Name of Person: Rhonda Zimmerman
  Relationship to Company: Shareholder/Investor
  Nature / amount of interest in the transaction: Rhonda Zimmerman, a member of Onus IV LLC, loaned the Company $285,000 in 2023
  Material Terms: The loan has a 4.3% interest rate

Valuation

Pre-Money Valuation: $8,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fee
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Inventory
  15.0%
  We will use 15% of the funds raised to purchase inventory for the Company's IV therapy products and BHRT materials in preparation for the expansion and launch of additional franchises.

- Company Employment
  30.0%
  We will allocate 30% of the funds to hire key personnel for daily operations, including roles in office administration, sales and marketing, franchise management, customer service, and medical staff. Wages will be commensurate with training, experience, and position, ensuring we attract top talent to manage our growth.35

- Franchise
  18.0%
  18% of the funds will be used to support our franchise expansion efforts, including franchise development, marketing campaigns, and onboarding new franchisees to support our goal of reaching 100 franchises within the next year.

- Working Capital
  14.5%
  14.5% of the funds will be used for working capital to cover day-to-day operational expenses, including rent, utilities, and administrative costs, as well as to ensure smooth business operations during our expansion phase.

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  5.0%
  We will use 5% of the funds raised for market and customer research, new product development, and market testing, particularly focused on expanding our service offerings and further enhancing our proprietary product, SNOW.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.onusiv.com (http://www.onusiv.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/onus-iv

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Your Best Days, Inc.

[See attached]

Your Best Days, Inc.
(the “Company”)
a Colorado Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Inception - October 15, 2024

Table of Contents

RNB CAPITAL

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

---

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Your Best View, Inc. Management

We have reviewed the accompanying financial statements of Your Best View, Inc. (the Company) which comprise the statement of financial position as of inception- October 15, 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on a Predecessor Entity:
As described in Note 7- Subsequent Events, the Company's predecessor, Onus IV Hydration LLC and Fransmart LLC became wholly owned subsidiaries in October 2024.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
February 09, 2024

YOUR BEST DAYS, INC.
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	Inception - October 15, 2024
ASSETS	
Current Assets:	
Total Current Assets	-
Non-Current Assets:	
Total Non-Current Assets	-
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Current Liabilities:	
Accrued Expenses	4,000
Total Current Liabilities	4,000
Non-Current Liabilities:	
Total Non-Current Liabilities	-
TOTAL LIABILITIES	4,000
EQUITY	
Accumulated Deficit	(4,000)
TOTAL EQUITY	(4,000)
TOTAL LIABILITIES AND EQUITY	-

YOUR BEST DAYS, INC.
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Inception to October 15,, 2024
Operating Expenses	
General and Administrative Expenses	4,000
Total Operating Expenses	4,000
Total Loss from Operations	(4,000)
Net Income (Loss)	(4,000)

YOUR BEST DAYS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount			
Inception	-	-	-	-	-
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net income (loss)	-	-	-	(4,000)	(4,000)
As of October 15, 2024	-	-	-	(4,000)	(4,000)

YOUR BEST DAYS, INC.
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Inception - October 15, 2024
OPERATING ACTIVITIES	
Net Income (Loss)	(4,000)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accrued Expenses	4,000
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	4,000
Net Cash provided by (used in) Operating Activities	-
INVESTING ACTIVITIES	-
Net Cash provided by (used in) Investing Activities	-
FINANCING ACTIVITIES	
Net Cash provided by (used in) Financing Activities	-
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-

YOUR BEST DAYS, INC.
Notes to the Unaudited Financial Statements
Inception - October 15, 2024
$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Your Best Days,, Inc ("the Company") was formed in Colorado on October 15, 2024, and serves as a holding company for its predecessors Onus IV Hydration LLC and Sherpa Wellness Ventures LLC, a Colorado corporation.

The Company takes a proactive approach to health and wellness by offering vitamin infusions and IV fluids to help their clients stay on top of their health and eliminate the need for a trip to an urgent care. The Company's headquarters is in Denver, Colorado and the Company's customers will be located in the United States.

The Company generates revenues by selling vitamins and providing nutrient therapy services to clients for proactive wellness. The Company's payments are generally collected at time of sale or initiation of services. The Company's primary performance obligation is to deliver the products to customers and provide the service for members over the subscription period and recognize revenue as performance obligations are satisfied. The company deferred revenue of $40,000 and $nil for the years ended 2023 and 2022 respectively for membership sales with remaining performance obligations. The membership sales income stream was only introduced in 2023 hence resulting in nil deferred revenue in 2022.

The Company plans to launch a crowdfunding campaign under Regulation CF to raise operational capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of July 16, 2024.

<u>Cash and Cash Equivalents</u>
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash as of July 16, 2024.

<u>General and Administrative</u>

General and administrative expenses consist of formation costs.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no debt or long-term obligations.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares, of that amount 8 million will be a Class A with voting rights and 2 million with no voting rights. No shares were issued and outstanding as of October 17, 2024.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of shares are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to October 15, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 09, 2025, the date these financial statements were available to be issued.

On January 29, 2025 the Company authorized to exchange all of its 8 million Class A shares valued at $1 par value per share for the equities of Onus IV Hydration LLC and Sherpa Wellness Ventures LLC. As a result the two LLC's will be wholly owned subsidiaries by the Company.

Onus IV Hydration LLC
(the "Company")
a Colorado Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents

RNB CAPITAL

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

---

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Onus IV Hydration LLC Management

We have reviewed the accompanying financial statements of Onus IV Hydration LLC (the Company) which comprise the statements of financial position as of December 31, 2023 & 2022 and the related statements of operations, statements of changes in members' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Emphasis of Matter on a Successor Entity:
As described in Note 7- Subsequent Events, the Company became a wholly owned subsidiary of Your Best Days, Inc, a newly formed entity in Colorado on October 15, 2024.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
October 23, 2024

ONUS IV HYDRATION LLC
STATEMENTS OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	101,774	233,397
Inventory	14,301	-
Total Current Assets	**116,075**	**233,397**
Non-Current Assets:		
Intangible Assets - net	13,767	33,118
Fixed Assets - net	422,847	257,255
Right-of-Use Assets	738,319	782,752
Security Deposits	53,371	35,289
Total Non-Current Assets	**1,228,304**	**1,108,414**
TOTAL ASSETS	**1,344,379**	**1,341,811**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts Payable and Accruals	113,828	40,552
Member Loan- Current	24,000	-
Notes Payable - Current	7,658	7,658
Payroll Tax Payable	12,453	5,334
Short Term Lease Liability	320,334	255,717
Other Current Liabilities	20,791	-
Total Current Liabilities	**499,064**	**309,261**
Non-Current Liabilities:		
Member Loan- Non current	261,000	-
Notes Payable - Non Current	167,717	174,098
Long Term Lease Liability	449,598	555,807
Deferred Revenue	40,000	-
Total Non-Current Liabilities	**918,315**	**729,905**
TOTAL LIABILITIES	**1,417,379**	**1,039,166**
MEMBERS' EQUITY		
Members' Capital	-	290,459
Accumulated Deficit	(73,001)	12,186
TOTAL MEMBERS' EQUITY	**(73,001)**	**302,645**
TOTAL LIABILITIES AND MEMBERS' EQUITY	**1,344,379**	**1,341,811**

ONUS IV HYDRATION LLC
STATEMENTS OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenue	2,840,002	2,730,702
Cost of Goods Sold	624,722	719,573
Gross Profit	**2,215,280**	**2,011,129**
Operating Expenses		
Advertising and Marketing	223,240	192,293
Vehicle Expenses	18,466	9,434
Payroll Expenses	1,492,551	1,105,205
Professional Fees	93,689	107,414
Operating Lease Expense	350,614	313,571
Repair and Maintenance	8,740	17,335
Insurance Expenses	7,422	-
General and Administrative	295,236	187,525
Total Operating Expenses	**2,489,958**	**1,932,777**
Total Income (Loss) from Operations	**(274,678)**	**78,352**
Other Expenses (Income)		
Amortization Expense	19,351	19,351
Depreciation Expense	65,977	60,451
Interest Expense	11,237	1,361
Other Expense	1,620	18,226
Other Income	(11)	(102,940)
Total Other (Income) Expense	**98,174**	**(3,551)**
Earnings (Losses) Before Income Taxes	**(372,852)**	**81,903**
Tax Expense	-	-
Net Income (Loss)	**(372,852)**	**81,903**

ONUS IV HYDRATION LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Members' Capital		Accumulated	
	Units	$ Amount	Deficit	Total Members' Equity
Beginning balance at 1/1/22	**-**	**379,725**	**(99,263)**	**280,462**
Contribution	-	-	-	-
Distribution	-	(89,266)	-	(89,266)
Prior Period Adjustment	-	-	29,546	29,546
Net income	-	-	81,903	81,903
Ending balance at 12/31/22	**-**	**290,459**	**12,186**	**302,645**
Contribution	-	-	-	-
Distribution	-	(290,459)	-	(290,459)
Prior Period Adjustment	-	-	287,665	287,665
Net loss	-	-	(372,852)	(372,852)
Ending balance at 12/31/23	**-**	**-**	**(73,001)**	**(73,001)**

ONUS IV HYDRATION LLC
STATEMENTS OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	(372,852)	81,903
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Amortization Expense	19,351	19,351
Depreciation Expense	65,977	60,451
Prior Period Adjustments	287,665	29,546
Decrease (Increase) in:		
Inventory	(14,301)	-
Security Deposits	(18,082)	-
Increase (Decrease) in:		
Accounts Payable and Accruals	73,276	(4,365)
Payroll Tax Payable	7,119	945
Other Current Liabilities	20,791	-
Deferred Revenue	40,000	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations	481,796	105,928
Net Cash provided by (used in) Operating Activities	**108,944**	**187,831**
CASH FLOWS FROM INVESTING ACTIVITY		
Purchase of Fixed Assets	(231,568)	(129,029)
Right-of-Use Assets	44,433	(782,752)
Lease Liability	(41,592)	811,524
Net Cash used in Investing Activity	**(228,727)**	**(100,257)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Loans	285,000	31,856
Payments of Loans	(6,381)	(90,000)
Distribution to members	(290,459)	(89,266)
Net Cash provided by (used in) Financing Activities	**(11,840)**	**(147,410)**
Cash at the beginning of the period	233,397	293,233
Net cash decrease for the period	(131,623)	(59,836)
Cash at end of period	**101,774**	**233,397**

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Onus IV Hydration LLC ("the Company") was formed in Denver, Colorado on December 30, 2014. The Company takes a proactive approach to health and wellness by offering vitamin infusions and IV fluids to help their clients stay on top of their health and eliminate the need for a trip to an urgent care. The Company's headquarters is in Denver, Colorado and the Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2024.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $101,774 and $233,397 in cash as of December 31, 2023 and 2022, respectively. There are no cash equivalents in both years.

Inventory

Inventory consisted primarily of finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2023 and 2022 consisted of finished goods of $14,301 and nil, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2023	2022
Vehicles	5	36,756	36,756
Furniture and Fixtures	7	52,537	47,565
Leasehold Improvements	15	766,812	540,215
Accumulated Depreciation		(433,259)	(367,281)
Net Fixed Assets		**278,939**	**257,255**

Intangible Asset

The Company capitalizes startup/organizational and website costs. As of December 31, 2023, startup/organization costs were fully amortized, therefore, not resulting in material adjustments that would have otherwise been required to expense the costs in the actual years incurred. With regard to its capitalized website development costs, the company amortizes the costs over a three year period.

	Useful Life in Years	2023	2022
Intangible Assets	3	66,467	66,467
Accumulated Amortization		(52,700)	(33,349)
Net Intangible Assets		**13,767**	**33,118**

Fixed Assets and Intangible Carrying Values

The Company reviews the carrying value of property and equipment and intangibles for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling vitamins and providing nutrient therapy services to clients for proactive wellness. The Company's payments are generally collected at time of sale or initiation of services. The Company's primary performance obligation is to deliver the products to customers and provide the service for members over the subscription period and recognize revenue as performance obligations are satisfied. The company deferred revenue of $40,000 and $nil for the years ended 2023 and 2022 respectively for membership sales with remaining performance obligations. The membership sales income stream was only introduced in 2023 hence resulting in nil deferred revenue in 2022.

Advertising and Marketing

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of utilities, office expenses, insurance and other miscellaneous expenses necessary in running the business and are expensed as costs are incurred.

Payroll Expenses

Payroll expenses consist of payroll wages and holiday pay, taxes, company contribution, contract labor and other payroll expenses and are expensed as costs are incurred.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. Rhonda Zimmerman, a member, loaned the Company $285,000 in 2023. See Note 5 for additional information.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees except for leases as mentioned below:

Lessor	Start Date	End Date	Term	Discount %	Classification
Radiant	01/01/2022	08/31/2025	44	1.63%	Operating Lease
University Park Shopping	02/06/2023	01/31/2028	60	3.63%	Operating Lease
Landmark SPE	01/01/2022	06/30/2027	66	3.63%	Operating Lease
CAL Tejon LLC	01/01/2022	09/30/2025	45	1.63%	Operating Lease
Eastberry Avenue Associates	01/01/2022	04/30/2025	40	1.63%	Operating Lease
Limelight Castle Rock	01/01/2022	10/31/2026	58	1.63%	Operating Lease
Traegar Enterprise LLC	01/01/2022	02/28/2025	38	1.63%	Operating Lease

The discount rate used in determining the right of use asset and lease liability was in reference from the U.S Department of Treasury Daily Treasury Par Yield Curve rate.

Maturity Analysis	Finance	Operating
2024-12	0.00	336,607
2025-12	0.00	238,656
2026-12	0.00	137,701
2027-12	0.00	84,435
2028-12	0.00	4,918
Thereafter	0.00	0
Total undiscounted cash flows	0.00	802,317
Less: present value discount	0.00	(32,385)
Total lease liabilities	**0.00**	**769,932**

NOTE 5 – LIABILITIES AND DEBT

As of December 31, 2023 and 2022, the Company had outstanding loans totaling $460,375 and $181,756, respectively. Details of the loans are as follows:

Debt Schedule as of December 31, 2023

Debt Instrument	Loan Amount	Maturity Date	Interest %	Current	Non-Current
N/P - Rhonda Zimmerman*	285,000	-	4.3%	24,000	261,000
SBA Loan	150,000	07/15/2050	3.75%	-	150,000
N/P - Toyota Rav4	29,000	12/13/2027	-	7,657	17,717
Total				**31,658**	**428,717**

*Related Party- See Note 3.

NOTE 6 – EQUITY

The Company has net members' equity of nil and $290,459 as of December 31, 2023 and 2022, respectively. It is owned by multiple members and has the following voting percentage.

Member	Type	Percentage
Kristy Anderson	Class A	25.90%
Charles Faulhaber	Class A	25.90%
Benjamin Wilks	Class A	26.45%
Rhonda Zimmerman	Class A	19.75%
Meghan Price	Class B	1.00%
Kelly Eberly	Class B	1.00%

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 09, 2025, the date these financial statements were available to be issued.

On July 17 ,2024, the Company entered into a franchise partnership agreement with Fransmart, LLC. Whereas Fransmart LLC will provide certain of its manuals, systems and similar items to Onus IV Hydration LLC with the goal of opening more franchise stores within the next few years .

On October 15, 2024, Your Best Days, Inc. was established in Colorado to restructure the corporate organization of Onus IV Hydration LLC and Sherpa Wellness Ventures LLC. Sherpa Wellness Ventures LLC was previously an independent entity from Onus IV Hydration LLC, though both had similar individual owners. The formation of Your Best Days, Inc. created a single parent holding company to facilitate investment and commercial management. The corporation is authorized to issue 10 million shares, consisting of 8 million Class A shares with voting rights and 2 million Class B shares without voting rights.

On January 29, 2025, all of the 8 million Class A shares valued at $1 par value per share were issued to the owners of the LLC's (Onus IV Hydration LLC and Sherpa Wellness Ventures LLC) in exchange for their equity in the businesses. As a result Onus IV Hydration LLC and Sherpa Wellness Ventures LLC shall become wholly owned subsidiaries of Your Best Days, Inc.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

OVERVIEW ABOUT TERMS UPDATES REWARDS DISCUSSION INV

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GET A PIECE OF ONUS IV BY YOUR BEST DAYS, INC.

Onus iV Therapy + Longevity

Onus is a wellness company with 6 locations across Colorado, set to launch its first franchise in early 2025– backed by a partnership with Fransmart (the team behind Five Guys and Qdoba).

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



LIVE BETTER, LONGER
LIVE YOUR BEST DAYS WITH ONUS IV
ONUS

$185,730.58 Raised

Get Equity
$1.00 Per Share

RAISED	INVESTORS
$185,730.58	44
MIN INVEST	**VALUATION**
$300	$8M

Most Momentum
Top 15 in amount raised last 72 hours

What does this badge mean? See here

REASONS TO INVEST

- A UNIQUE WELLNESS SOLUTION: Onus offers medically supervised IV vitamin and NAD therapy, hormone optimization, & longevity products, empowering customers to proactively improve their health with ER-standard care.

- PROVEN TRACTION: Recognized by Outside Magazine and Runner’s World, we were named one of the "Fastest Growing Companies" in the Rocky Mountain Region by Inc. Magazine in 2024.

- FRANCHISE EXPANSION: In partnership with Fransmart, we intend to expand nationwide, with a goal of opening up to 100 stores over the next decade, beginning with our first franchise in Fort Collins, anticipated for 2025.*

*These expansion goals are based on current partnerships and market assumptions and are not guaranteed outcomes.

TEAM



Chaz Faulhaber • Co-Founder, Chief Marketing Officer, Principal Financial Officer, Director

Miami Ad School, University of Oregon.

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Benjamin Wilks, MD • Co-Founder, Medical Director, Director on the Board

Wayne State Masters in Medical Science, Michigan State Med School, Baystate / Tufts Residency. Benjamin is a full-time emergency physician.

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Kristy Anderson • Co-Founder, CEO & Director

Medical Sales Professional, Gettysburg College, University of Maryland School of Medicine. Kristy currently works part-time as CEO of the company, please review the Form C materials for more information.

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Kelly Eberly, RN • Co-Owner, Lead Trainer

Bachelor's of Nursing, Saginaw Valley State University.

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Meghan Tallent, NP • Co-Owner, Head of HR

Walden University, Nurse Practitioner Program.

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Rhonda Zimmerman • Co-Owner, Angel Investor, Advisor

John Templeton Foundation Board Member.

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THE PITCH

Onus iV Therapy + Longevity: One Healthy Choice For a Better You

Onus iV Therapy + Longevity seeks to be at the forefront of the rapidly growing $30.8 billion IV therapy industry, revolutionizing wellness through medically supervised IV therapy, hormonal optimization, electrolytes, supplements, and other proactive wellness services. Founded with the mission to meet the increasing demand for proactive health solutions, Onus offers treatments administered by ER-trained professionals that deliver essential nutrients directly at the cellular level, supporting recovery, wellness, and longevity.


ONE HEALTHY CHOICE
FOR A BETTER YOU
O·NUS
['ŌNƏS] NOUN
Personal responsibility:
duty to one's self
Our goal is to inspire all to make
one healthy choice– with Onus.
B|BRAUN

The name "Onus," meaning "Personal Responsibility," embodies our commitment to inspiring clients to take charge of their health by making one healthy choice at a time. Similar to how Subway positioned itself as a healthy alternative to fast food, Onus aims to trigger a positive chain reaction of health decisions, leading to a more active and healthier lifestyle. With six stores in Colorado and ambitious plans to expand nationwide through franchising, we believe Onus iV Therapy + Longevity is poised to be a leading force in the wellness industry.

THE OPPORTUNITY

Proactive Health Starts Here

In a world where health and wellness are increasingly prioritized, people are seeking proactive ways to improve their health and well-being. Onus meets this need with medical-grade IV hydration therapy and other proactive wellness and longevity services—an efficient, medically supervised treatment that helps clients recover from dehydration, fatigue, altitude sickness, and more. Administered by ER nurses following strict protocols with oversight by a team of nurse practitioners and a board certified ER physician, our services provide fast, effective relief at the cellular level, offering clients a healthier foundation for daily life.



LIVE YOUR BEST DAYS
Medically-Supervised Wellness Solutions for Today's Health-Conscious Consumers
SNOW
NAD+ IM
IV DRIPS
ACTIVE
WELLNESS
RECOVERY
SUPPLEMENTS & ELECTROLYTES
EVRGREEN SUPPLEMENT
SNOW (PROPRIETARY KETO ELECTROLYTES)
IM SHOTS
ENERGY
IMMUNITY
CELLULAR HEALTH

Unlike competitors who primarily focus on reactive marketing toward hangover and anti-aging, Onus iV Therapy + Longevity embraces a holistic approach, encouraging clients to take proactive steps toward better health. Our mission is to empower individuals to take responsibility for their well-being by incorporating IV hydration and other services into a broader wellness strategy. Beyond IV therapy, we offer Bioidentical Hormone Replacement Therapy (BHRT), proprietary electrolytes, and supplements and injections, expanding our impact on overall wellness. By promoting proactive care and comprehensive health solutions, we not only differentiate ourselves in a growing market but also foster lasting relationships with our customers.


"THIS PLACE WAS AWESOME!
"This place was awesome! I was feeling weak and dehydrated, and they got me in right away. The nurse was friendly and very professional. They go above and beyond to make you feel comfortable. I was able to relax on a recliner with blankets and watch Netflix while I waited. The time went by so fast. I started feeling better almost immediately. Highly recommend!"
MELISSA BURROWS
Google, Castle Rock 2022
★★★★★

**The above testimonial may not be representative of the opinions or experiences of other Onus IV customers and is not a guarantee of future performance or success.*

THE MARKET & OUR TRACTION

From Regional Success to National Franchise Expansion

The IV therapy market is projected to reach $30.8 billion by 2030, driven by consumers increasingly seeking wellness solutions that support active, healthy lifestyles.[1] Onus iV Therapy + Longevity has tapped into this growing demand, establishing six locations in Colorado and gaining recognition from prominent publications like *Outside Magazine*, *Runner's World*, and *US Weekly*.


ONUS
IV HYDRATION BAR
A GROWING WELLNESS BRAND
MARKET GROWTH
The IV therapy market is expected to reach $30.8 billion by 2030.
PARTNERSHIPS
Partnered with Fransmart for national expansion.
COMPANY EXPANSION
Six locations in Colorado and is expanding nationally through franchise opportunities.
BRAND POSITIONING
Unique brand identity, trusted leadership, and strong growth trajectory.
RECOGNITION AND AWARDS
Recognized by Outside Magazine, Runner's World, and US Weekly.
Listed among the "Fastest Growing Companies" in the Rocky Mountain Region by Inc. Magazine in 2024.

**These expansion goals are based on current partnerships and market assumptions and are not guaranteed outcomes."*

In 2024, we were honored as one of the "Fastest Growing Companies" in the Rocky Mountain Region by *Inc. Magazine* and the *Denver Business Journal*. Our partnership with Fransmart supports our national expansion efforts, with franchise opportunities anticipated to launch in late 2024. With a distinctive brand identity, a trusted leadership team, and a strong growth trajectory, we believe Onus iV Therapy + Longevity is well-positioned to make a lasting impact in the wellness industry in North America and beyond.

The losses we reported in 2023 stem from funding the construction of a new store and the development of our franchise platform.


"WE ABSOLUTELY LOVE ONUS IV!!
Kelly's the best and we absolutely love Onus IV!! We always hit the Wheat Ridge location on our way up to the mountains and it's in/out. Super comfortable and chill and our girl always knows who we are and takes excellent care of us. You can't go wrong here....especially with the killer membership deals.
JAMES SOHAR
Google, Wheat Ridge January 2023
★★★★★

**The above testimonial may not be representative of the opinions or experiences of other Onus customers and is not a guarantee of future performance or success.*

why invest

Join Onus: The Future of Health


INVEST IN
ONUS TODAY
Become a part of Onus IV's journey in sharing the future of health.

Investing in Onus means becoming part of a brand that aims to revolutionize wellness and expand through franchising. With a vision focused on proactive health, we're positioned to expand our national presence with the support of Fransmart, while also introducing innovative treatments like BHRT and expanding our proprietary SNOW electrolyte product line. Partner with us to open new franchises, broaden our service offerings, grow our corporate infrastructure, and inspire healthier lifestyles across the country.

As Onus expands, we recognize the need to build a strong corporate infrastructure to support our franchisees and ensure long-term success for both them and us. This funding will help us:

- Strengthen operations by hiring a financial director of operations.
- Improve financial planning with a fractional CFO.
- Invest in advanced technology for seamless franchise management.
- Enhance training and support with a dedicated field trainer for ongoing franchisee development.
- Expand marketing efforts to boost brand awareness and customer growth.

By securing this capital, we're positioning Onus iV Therapy + Longevity for efficient growth while maintaining our high standards of care and customer experience. With the right infrastructure, we'll empower our franchisees and work toward establishing a strong presence in IV therapy and longevity services.

Be a part of Onus iV Therapy + Longevity's journey in shaping the future of health. Invest in Onus today and join us in advancing the wellness movement.

ABOUT

HEADQUARTERS
4288 Youngfield St.
Wheat Ridge, CO 80033

WEBSITE
View Site

Onus is a wellness company with 6 locations across Colorado, set to launch its first franchise in early 2025– backed by a partnership with Fransmart (the team behind Five Guys and Qdoba).

TERMS

Onus IV by Your Best Days, Inc.

Overview

PRICE PER SHARE
$1

VALUATION
$8M

DEADLINE
May. 1, 2025 at 6:59 AM UTC

FUNDING GOAL
$20K - $1.24M

Breakdown

MIN INVESTMENT
$300

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

SHARES OFFERED
Class B Non-Voting

MIN NUMBER OF SHARES OFFERED
20,000

MAX NUMBER OF SHARES OFFERED
1,235,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,344,379	$1,341,811
Cash & Cash Equivalents	$101,774	$233,397
Accounts Receivable	$0	$0
Short-Term Debt	$499,064	$309,261
Long-Term Debt	$918,315	$729,905
Revenue & Sales	$2,840,002	$2,730,702
Costs of Goods Sold	$624,722	$719,573
Taxes Paid	$0	$0
Net Income	-$372,852	$81,903

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus

If you are a predesignated community member of Onus iV, you are eligible for additional bonus shares (25%)

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive a free IV therapy session at any Onus iV clinic.

Tier 2 Perk: Invest $5,000+ and receive a 6-month membership for IV therapy + 5% bonus shares.

Tier 3 Perk: Invest $10,000+ and receive a 1-year membership with personalized wellness sessions + 10% bonus shares.

Tier 4 Perk: Invest $20,000+ and receive all prior perks + a VIP experience, including access to exclusive wellness treatments + 15% bonus shares.

Tier 5 Perk: Invest $50,000+ and receive all prior perks + receive lifetime membership to Onus iV services + 20% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Your Best Days, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Stock at $1.00/ share, you will receive 110 shares of Class B Non-Voting Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, and the Loyalty Bonus, and the Audience Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

ALL UPDATES

04.03.25

Leadership team Webinar

Kelly Eberly & Kelly Korte - Final Investing Webinar 2025

03.28.25

Investor Appreciation night


FREE
ADJUSTMENTS BY TRUSPINE
DOOR PRIZES
3 & 6- MONTH ONUS MEMBERSHIPS, GIFT CARDS & MORE!
BEER & REFRESHMENTS PROVIDED
INVESTOR APPRECIATION
AND INFORMATION NIGHT
April 1st 6-8:30pm
New Image Brewery
9505 W 44th Ave,
Wheat Ridge, CO 80033
ONUS
IV THERAPY + LONGEVITY

We would love to have you join us, whether you have already invested or, are considering an investment in Onus iV! We want to thank all those who have supported us and answer questions for those whoare curious about the opportunity. Wood-fired pizza and beverages will be complimentary. TruSpine will be offering adjustments and we will have fun door prizes, including a chance to win free memberships at Onus iV!

April 1st, 6pm-8:30pm at New Image Brewery in Wheat Ridge.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.22.25

Webinar with Onus iV Medical Directors

Join Kelly K and Kelly E, owners and leaders at Onus on Friday, March 28th at noon for a 30 minute presentation. The talk will center around new services that Onus is now offering in addition to iV Therapy and what we believe the future of wellness and longevity looks like based on current trends and innovations. There will be time for Q+A at the end as well. We hope you can join us!

Registration Link: https://us02web.zoom.us/webinar/register/WN_z-pGJzoyQfSY54BpGT4NOg

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



Upcoming Webinar
Opportunity: Onus IV Therapy + Longevity
03/28/2025
Start At 12:00pm MST
JOIN
Kelly Eberly
Owner, Lead Nurse Trainer
Kelly Korte, NP
Director, Hormone & Longevity Services
#livebetterlonger

03.19.25

You are Invited to our Investor Appreciation Night

We would love to have you join us, whether you have already invested or, are considering an investment in Onus iV! We want to thank all those who have supported us and answer questions for those who are curious about the opportunity. Wood-fired pizza and beverages will be complimentary. TruSpine will be offering adjustments and we will have fun door prizes, including a chance to win free memberships at Onus iV!

April 1st, 6pm-8:30pm at New Image Brewery in Wheat Ridge.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



FREE
ADJUSTMENTS BY TRUSPINE
DOOR PRIZES
3 & 6- MONTH ONUS MEMBERSHIPS, GIFT CARDS & MORE!
BEER & REFRESHMENTS PROVIDED
INVESTOR APPRECATION
AND INFORMATION NIGHT
April 1st 6-8:30pm
New Image Brewery
9505 W 44th Ave,
Wheat Ridge, CO 80033
ONUS
IV THERAPY + LONGEVITY

03.17.25

Missed Our Webinar? View the Recap Now!

Curious about how longevity and wellness are the new hot topics in business growth? Join Chaz Faulhaber and Meghan Tallent, Owners

OnusWebinarMarch25



Upcoming Webinar
Opportunity:
Onus IV Therapy
+ Longevity
03/11/2025
Start At 12:00pm MST
JOIN
Chaz Faulhaber
Co Founder, Marketing
Meghan Tallent, NP
Owner, Nurse Manager
#livebetterlonger

03.05.25

Onus iV Therapy + Longevity Investment Webinar


Upcoming Webinar
Opportunity:
Onus IV Therapy
+ Longevity
03/11/2025
Start At 12:00pm MST
JOIN
Chaz Faulhaber
Co Founder, Marketing
Meghan Tallent, NP
Owner, Nurse Manager
#livebetterlonger

Join Cofounder, Chaz Faulhaber, and Nurse Practitioner/Owner, Meghan Tallent, for a 30 minute webinar on March 11th at 12pm Mountain Time! They will discuss the origins of Onus iV Therapy + Longevity, the why behind the mission and their personal journey in the business. They will also share their perspectives on potential trends in proactive wellness and the longevity movement. Time for Q+ A at the end will be held to answer your questions. We hope you can join us!

Disclaimer: The experiences shared are personal to the speakers and may not reflect the experiences of all parties.

02.27.25

CORRECTED: Inside Investment Disclosure

Corrected: Three insiders related to officers of the company have cumulatively invested $2,587.50 into the offering to date. Please refer to the Company's offering materials for further information and refer to the Company's Risk Factors.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.21.25

What is new at Onus iV Therapy + Longevity?

What is new at Onus iV Therapy + Longevity? We were recently honored to be featured in Franchise Times as an exciting franchise opportunity in the growing wellness and longevity industry!

Read the full article:
https://www.franchisetimes.com/franchise_insights/onus-iv-co-founder-talks-importance-of-credibility-in-wellness-segment/article_758b352c-d748-11ef-bfc0-b31b97cc9faf.html

02.12.25

Reconfirming your investment!

Hi all!

First off, we would like to thank everyone for their support and interest in owning a piece of Onus iV Therapy + Longevity. To date we have welcomed 38 new investors into the Onus family, investing just shy of $134,000. Thanks for joining us!

Start Engine structured our raise in 2 tiers. The first tier was completed at $124k, and then the second tier extends the length of the raise and also allows raising up to $1.23M. The terms, bonus shares, and rewards are exactly the same between the tiers, Start Engine just structures the tiers this way.

After we completed the first $124k, Start Engine filed a "change in material offering" on our behalf that extended the amount of funds that can be raised, and the length of time our offering will remain live.

Per SEC rules, investors that have previously purchased stock in the first tier (under $124k) will need to re-confirm their investments after this change in material offering. Start Engine has sent information out to investors for the purpose of re-confirming, so please take a look and see if you have received this request. Feel free to reach out to us directly as well at: info@onusiv.com with any questions or concerns.

Be well and thanks again for your support!

Kristy at Onus iV Therapy + Longevity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.10.25

Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Onus IV by Your Best Days, Inc. offering. Here's an excerpt describing the specifics of the change:

---

1. Amended Exhibit B financials to clarify Subsequent Events notes, correctly identifying wholly owned subsidiaries Onus IV Hydration LLC and Sherpa Wellness Ventures LLC, which were previously partially missing. 2. The principal security holders section was edited to replace the wholly owned subsidiary, Onus IV Hydration LLC, as the principal security holder with the correct individual owners, Kristy Anderson, Charles Faulhaber, and Benjamin Wilks, M.D. An asset transfer occurred and this entity was incorrectly listed as the owner when it is a subsidiary. 3. The Directors and Officers entries were updated to include clarifying information as to specific salaries, clarify time splits between multiple jobs, and include that all 3 Officers are also Directors of the company, which was previously missing. 4. A risk factor was included to clarify the risks related to the CEO having a full-time job outside the company, which was previously disclosed. 5. Disclosed three insider investments totaling $1,600.00 across relatives of company officers and directors. 6. Added Exhibit F to the Form C which includes the company's Articles of Incorporation and the multiple classes of stock details. 7. Adjusted the minimum funding goal and updated the use of proceeds 8. Extended the offering deadline to 4/30/25.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club
Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000
Tier 1 Perk:
Invest $1,000+ and receive a free IV therapy session at any Onus iV clinic.
Select

$5,000
Tier 2 Perk:
Invest $5,000+ and receive a 6-month membership for IV therapy + 5% bonus shares.
Select

$10,000
Tier 3 Perk:
Invest $10,000+ and receive a 1-year membership with personalized wellness sessions + 10% bonus shares.
Select

$20,000
Tier 4 Perk:
Invest $20,000+ and receive all prior perks + a VIP experience, including access to exclusive wellness treatments + 15% bonus shares.
Select

$50,000
Tier 5 Perk:
Invest $50,000+ and receive all prior perks + receive lifetime membership to Onus iV services + 20% bonus shares.
Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

JR

Jarod Rudisill
3 months ago

Also, you may want to change your funding goal. You currently have it where your minimum amount is 124k and the maximum amount you can raise is 124k.
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1   0

KA

Kristy Anderson
Onus IV by Your Best Days, Inc. • 3 months ago

Hi Jarod, this is a requirement of StartEngine when you first launch on their platform. We must hit $124K in order to keep the funds. We also cannot raise more than $124K until we undergo the next audit. We have currently raised $111K and are very close to hitting this first milestone.
Show less

0

JR

Jarod Rudisill
3 months ago

What is your explanation for net income falling from +80k a year ago to -370k in the most recent year? What are the revenue projections for the coming year? What is the burn rate? What is your exit plan/timeline? How much will a franchise cost? What will the fees and royalties be?
Show less

1   0

KA

Kristy Anderson
Onus IV by Your Best Days, Inc. • 3 months ago

Jarod, thank you for your questions. The explanation for going from a positive income year to a negative income year is listed in the section "The Market and our Traction". The simple explanation is that 2023 was an aggressive growth year for us, with a new corporate location being built out along with a franchising platform developed. Our burn rate is indefinite as we are currently cash flow positive. Our exit strategy is 10 years, 100-150 units. A franchise costs between $350-500K to develop. The franchise fee is $40k, the royalties are 6% with a brand fund of 2%.
Show less

0

SC

Stacey Coffman
5 months ago

I often travel to the Shreveport/Bossier City Louisiana area.   About 5 years ago I started hearing radio ads about this IV therapy clinic in those areas.   When I first heard the ads, I thought, "that type of business will never last"! Now there are at least 4 different companies offering this type of service in the Shreveport/Bossier area.
The growing popularity is the main reason that I decided to invest, plus, at $1/share, how can you go wrong..... we will see!!
Show less

0   0

Show More Comments

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video

Do you remember the first time you rode a bicycle? The moment the wheels began to carry you forward, and you realized you didn't need anyone holding you up? That surge of empowerment—the joy, the freedom, the confidence—defined a new way of moving through the world.

That's a reality many people on Earth get to experience. But like all things in life, we move on, grow up and forget about those pure, healthy moments. And it's part of a big problem, particularly in America. 10 years ago, American life expectancy peaked at 78.9 years, falling to 76.1 in 2022.

To date, the United States average life expectancy has yet to cross the 80-year threshold, while countries like Canada, France, Japan and Australia see their life expectancies average well into the early 80's.

While this statistic is sobering, it presents an incredible opportunity—a $390 billion opportunity—to change how Americans invest in their health and reclaim their vitality.

At Onus IV Therapy + Longevity, we're positioned to lead this movement, helping people not just live longer, but live better."

Onus IV was born on the wheels of a bicycle—a simple but bold idea to help people in Colorado take proactive control of their health. As one of Colorado's first IV therapy clinics, we broke the mold, offering accessible, alternative wellness treatments that made people feel better, faster.

Now, 10 years later, we've grown into something much bigger. Our clients have access to a full spectrum of services: vitamin IV therapy, intramuscular injections, NAD+ infusions, hormone replacement therapies, advanced supplements, and electrolytes designed to prepare them for their best days ahead."

As part of our evolution, we're aligning our offerings to create a flagship product: LongevityPacks. These are uniquely designed to help our clients invest in their cellular health using evidence-based therapies to prolong vitality. But what makes us stand apart is not just our products—it's our environment. We've created a space where investing in your health is accessible, friendly and effective. Onus IV Therapy + Longevity is redefining wellness, helping clients feel empowered to take control of their health journeys."

To take Onus IV nationwide, we've partnered with Fransmart, the powerhouse team behind scaling brands like Five Guys, Qdoba and the emerging Glo30 franchise. Our vision is bold: imagine a future where the longevity clinic becomes as essential as the bank, the grocery store, or the church—a trusted pillar in every community. At Onus, stopping in for an IV or wellness boost will be as easy and familiar as visiting your favorite fast-casual restaurant.

To our friends, family, and loyal clients—you've helped us raise $124,000, our first tranche of capital. Your belief in us has laid the foundation for everything we're building. As we continue the rest of this campaign, this funding will power the infrastructure for new services, products, and franchisees, helping us bring an Onus to communities across North America.

We stand at the edge of our next great leap forward. Our mission is clear: to help Americans—and soon, communities around the world—live better, longer. Join us now as we expand nationwide. This is your chance to invest in the future of proactive wellness and become part of a movement that's redefining health for generations to come.

https://www.cdc.gov/nchs/pressroom/nchs_press_releases/2022/20220831.htm?

https://pmc.ncbi.nlm.nih.gov/articles/PMC4676760/?

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Articles of Incorporation for a Profit Corporation

filed pursuant to § 7-102-101 and § 7-102-102 of the Colorado Revised Statutes (C.R.S.)

The domestic entity name of the corporation is Your Best Days, Inc.

The principal office street address is

4288 Youngfield St., Second floor
Wheat Ridge CO 80033
US

The principal office mailing address is

4288 Youngfield St., Second floor
Wheat Ridge CO 80033
US

The name of the registered agent is Forrest Merithew

The registered agent's street address is

618 Gallup Rd
Fort Collins CO 80521
US

The registered agent's mailing address is

618 Gallup Rd
Fort Collins CO 80521
US

The person above has agreed to be appointed as the registered agent for this entity.

The name(s) and address(es) of the incorporator(s)

Forrest Merithew
618 Gallup Rd
Fort Collins CO 80521
US

The classes of shares and number of shares of each class that the corporation is authorized to issue are

More than one or other classes of shares.

Additional share information:
10 million shares will be authorized initially. Of that amount 8 million will be Class A with voting rights and 2 million will be Class B with no voting rights.

Causing this document to be delivered to the Secretary of State for filing shall constitute the affirmation or acknowledgment of each individual causing such delivery, under penalties of perjury, that the document is the individual's act and deed, or that the individual in good faith believes the document is the act and deed of the person on whose behalf the individual is causing the document to be delivered for filing, taken in conformity with the requirements of part 3 of article 90 of title 7, C.R.S., and, if applicable, the constituent documents, and the organic statutes, and that the individual in good faith believes the facts stated in the document are true and the document complies with the requirements of that Part, the constituent documents, and the organic statutes.

This perjury notice applies to each individual who causes this document to be delivered to the Secretary of State, whether or not such individual is named in the document as one who has caused it to be delivered.

Name(s) and address(es) of the individual(s) causing the document to be delivered for filing

Forrest Merithew
618 Gallup Rd
Fort Collins CO 80521
US